July 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:East Resources Acquisition Company

Registration Statement on Form S-1

Filed July 2, 2020, as amended

File No. 333-239677

Dear Ms. Howell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of East Resources Acquisition Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 22, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, it has distributed approximately 1,000 copies of the Preliminary Prospectus dated July 20, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

as Representative of the Several Underwriters

By: /s/ Jerry Serowik

Name: Jerry Serowik

Title:Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]